[Gen-Probe letterhead]
December 20, 2007

VIA U.S. MAIL AND EDGAR

Perry Hindin, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549
Re:	Gen-Probe Incorporated Definitive 14A Filed April 26, 2007 File No. 001-31279
Dear Mr. Hindin:
     On behalf of Gen-Probe Incorporated (the “Company”), set forth below is our response to your comment letter, dated December 5, 2007, regarding the Definitive Proxy Statement on Schedule 14A of the Company described above. To assist in your review, we have retyped the text of the Staff’s comments in italics below.
Annual Cash Bonus, page 34
     1. Comment: We note your response to our prior comment 5. Please provide a more detailed discussion supporting your conclusion that disclosure of such targets would result in competitive harm. For example, but without limitation, explain in your response letter how a competitor would be able to use the disclosed targets to derive information about your internal profitability, growth strategies and product commercialization and launch objectives and why information about a past fiscal period would cause you competitive harm in the future. With respect to the specific example in your response, how would competitors know the purpose of a particular target or the correlation between the targets and the company’s financial assumptions? If the compensation committee were to set a target that reflects only modest growth in income or revenue, might one reason be because the committee set a low threshold for achievement of such target as opposed to the company’s expectation of only modest growth? Might there not be other reasons as well? Is there a product launch every year? In addition, how would a competitor know what percentage of income revenue or growth is being ascribed to the new product as opposed to existing products, including a decline in growth for existing products? Please address these specific questions as part of your response.
     Response: The Company respectfully submits that in future filings the Company will disclose the specific net income and revenue targets used to determine prior-year incentive amounts for executive compensation. In light of the Company’s agreement on this issue, and as confirmed by telephone on December 19, 2007, specific responses to the foregoing questions will therefore not be provided.

     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at 858.410.8918 with any questions or further comments you may have regarding this letter.
Respectfully submitted,

/s/ R. William Bowen

R. William Bowen Senior Vice President and General Counsel
Cc:	Henry L. Nordhoff, President and Chief Executive Officer Scott K. Milsten, Deputy General Counsel